

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

<u>Via E-mail</u>
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

> **Re: Royal Bees Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2012**
> **File No. 333-179461**

Dear Mr. Lyashevskiy:

We have reviewed your response dated December 19, 2012 and have the following comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  - o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note your response to our prior comment 3. We note several instances on page 23 where you do not refer to net losses with parenthesis. Please revise.

Prospectus Summary, page 5

4. Please refer to the selected financial data that has been disclosed for the interim period ended September 30, 2012 (i.e., on page 6 of your filing). We note that the amounts disclosed as "Net Cash (Used) Provided by Operating Activities" do not appear to have been revised to reflect the amounts recognized for the nine month periods ended September 30, 2012 and September 30, 2011. Please revise your disclosure, as appropriate, or advise.

Management's Discussion and Analysis, page 23

5. Please expand the disclosure regarding your results of operations to analyze and discuss the underlying reasons for material variances in the amounts reported on the face of your statements of operations. For example, the disclosure regarding your results for fiscal year 2011, as compared to fiscal year 2010, and your results for the nine months ended September 30, 2012, as compared to the nine months ended September 30, 2011, should discuss the factors that have contributed to (A) any material variances in your consolidated net sales, honey and bee nuc sales, and/or pollination and swarm removal sales for each of the comparable periods and (B) any material variances in depreciation and amortization expense, consulting fees, professional fees, and/or general and administrative expenses for each of the comparable periods. Please revise your disclose accordingly, or advise.

Liquidity and Capital Resources, page 23

6. Per the disclosure on page 24 of your filing, you estimate that cash flow from operations will be sufficient to meet your immediate capital needs for the next twelve months. Similarly, per your disclosure in the "Prospectus Summary" (i.e., on page 5 of your filing) and the discussion of your "Plan of Operation" (i.e., on page 26 of your filing), you believe that your ongoing revenues will cover your cash burn rate and your operating activities for the next 12 months. Given the depletion of your cash balance down to $0 as of September 30, 2012, as well as the fact that you have reported net losses and cash used by operating activities for each of the reporting periods reflected in your financial statements, please describe for us and disclose any material assumptions that were relied upon in reaching the aforementioned conclusions – for example, assumptions regarding anticipated revenue growth, the revenue required for cash flows to break even, anticipated variances in reported expenses, and anticipated variances in anticipated capital expenditures. Alternatively, consider whether you should revise those disclosures which suggest that you are able to (A) cover your operating activities and burn rate and (B) meet your immediate capital needs for the next twelve months with internally generated cash flows.

Table 4.0 Summary Compensation, page 27

7. Please revise to include the executive compensation disclosure for the fiscal year ended December 31, 2012.

Report of Independent Registered Accounting Firm, page F-2

8. Please refer to your response to our prior comment 13, as well as the revised audit report of the independent registered accounting firm, which was provided on page F-2 of your filing. We note that the introductory and opinion paragraphs of the revised audit report identify the period from June 16, 2010 (date of inception) through December 31, 2011 as a period covered by the independent registered accounting firm's audit. However, we note that financial statements for the cumulative period from inception through December 31, 2011 have not been included in your filing, nor do they appear to be required. In this regard, please revise your filing to include an audit opinion from the independent registered accounting firm which only addresses those reporting periods for which financial statements have been included in your filing.

9. Please consider whether the dating of the audit report provided by the independent registered accounting firm should be revised as a result of any additional audit procedures that may have been performed in connection with revisions that have been made to your financial statements in response to our comments.

Financial Statements for Fiscal Year Ended December 31, 2011

Statement of Cash Flows, page F-6

10. Please refer to the investing activities section of your statements of cash flows. We note that amounts representing cash used for investing activities have not been presented in parenthesis; although, such amounts reflect cash outflows. Please revise the investing activities sections of both your year-end and interim period statements of cash flows, as appropriate.

Footnotes to Financial Statements

Note 5 – Property and Equipment, page F-10

11. We note that there appears to be an error in the summation of the amounts presented in your tabular disclosure of the major classifications of equipment. Please revise your disclosure, as appropriate, or advise.

Financial Statements for Interim Period Ended September 30, 2012

Statement of Operations, page F-14

12. We note that the amount reported for "general and administrative expenses" for the nine months ended September 30, 2011 exceeds the amount reported for "general and administrative expenses" for the full year ended December 31, 2011. We also note that cost of goods sold reported for the full year ended December 31, 2011 appears to include all of the depreciation and amortization expense recognized for the year; whereas, cost of goods sold reported for the nine months ended September 30, 2011 only appears to include a portion of the depreciation and amortization expense recognized for the period. In this regard, it appears that an inconsistency in the allocation of depreciation and amortization expense amongst the cost classifications reported on the face of your statements of operations may have resulted in the inconsistency in the amount reported for "general and administrative expenses" for the nine months ended September 30, 2011 as compared to the amount reported for the year ended December 31, 2011.

Based upon the observations noted above, please revise your financial statements for either the fiscal year ended December 31, 2011 or the interim period ended September 30, 2011 to consistently allocate depreciation and amortization expense for financial reporting purposes. In this regard, we note that (A) "costs of goods sold" presented on the face of your statement of operations for the nine months ended September 30, 2011 or (B) the amount presented as total "cost of sales" for the nine months ended September 30, 2011 in Note 9 to your interim period financial statements should also be revised for consistency. Lastly, if you determine that any portion of depreciation and/or amortization expense should not be allocated to cost of goods sold, please expand your disclosure in MD&A to identify the specific long-lived asset classes for which depreciation and amortization expense is or is not allocated to cost of goods sold or explain how depreciation and amortization expense is otherwise allocated, as applicable.

Footnotes to Financial Statements

Note 2 – Uncertainty of Ability to Continue as a Going Concern, page F-19

13. We note that the disclosure of accumulated losses since inception appears to be understated in Note 2 to your interim period financial statements – that is, based on your retained earnings (deficit) as of September 30, 2012. Please revise your disclosure, as appropriate, or advise. Please also correct the retained deficit balance reported in your statement of shareholders' deficit.

Other

14. Please refer to both our prior comment 2 and the consent of the independent auditor, which has been filed as exhibit 23.1 to your filing. We note that the independent auditor's consent is dated July 31, 2012 and, therefore, is not deemed to be currently dated. In this regard, we note that your filing should include a consent from the independent auditor which is dated as of or near the date that your amended document is filed. Please include a currently dated consent from the independent auditor in any future amendments to your registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Cletha A. Walstrand, Esq.